EXHIBIT 99.1

VIZSLA SILVER EXPANDS MINERALIZATION WEST OF NAPOLEON AND ACQUIRES NEW CLAIMS, ADDING OVER 400 METRES OF POTENTIAL VEIN STRIKE

NYSE: VZLA     TSX-V: VZLA

VANCOUVER, BC, Sept. 22, 2022 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to report results from 13 new drill holes targeting the Cruz Negra Vein located in the western portion of the district and announces the acquisition of two new claims within the Napoleon area at its 100%-owned, flagship Panuco silver-gold project ("Panuco" or the "Project") located in Mexico. The results are exclusively from the Cruz Negra Vein located 250 metres west of the Napoleon resource area. The newly acquired claims connect the northwest and southeast extents of Cruz Negra which are situated on pre-existing Vizsla claims and represent approximately 400 metres of new potentially mineralized vein strike to explore.

Highlights

•	NP-22-274 returned 541 grams per tonne (g/t) silver equivalent (AgEq) over 2.09 metres true width (mTW) (413 g/t silver, 1.99 g/t gold, 0.16% Pb and 0.27% Zn)
•	And 357 g/t AgEq over 0.88 mTW (258 g/t silver, 1.54 g/t gold, 0.01% Pb and 0.17% Zn)
•	NP-22-262 returned 1,476 g/t AgEq over 0.65 mTW (168 g/t silver, 16.42 g/t gold, 0.86% Pb and 3.26% Zn)
•	NP-22-290 returned 491 g/t AgEq over 2.85 mTW (76 g/t silver, 2.60 g/t gold, 0.57% Pb and 6.19% Zn)
•	NP-22-293 returned 535 g/t AgEq over 0.76 mTW (481 g/t silver, 1.20 g/t gold, 0.02% Zn and 0.02% Pb)
•	NP-22-298 returned 456 g/t AgEq over 1.60 mTW (297 g/t silver, 1.78 g/t gold, 0.31% Pb and 1.23% Zn)

"Our ongoing mapping and sampling efforts in the western area of the district have highlighted several new drill ready targets including Cruz Negra," commented Michael Konnert, President and CEO. "Initial drill results demonstrate mineralized continuity over approximately 400 metres long with large step outs to the northwest, suggesting the vein continues for at least another 500 metres. Our exploration team has done a phenomenal job this year identifying and expanding new mineralized structures directly outboard of the March 2022 resource areas. As of early September, we have achieved data cut-off for inclusion in the updated resource, slated for mid-December, and anticipate a material increase to contained precious metals."

Figure 1: Plan map of recent drilling centered on the Cruz Negra Vein, highlighting newly acquired claims in green. (CNW Group/Vizsla Silver Corp.)

The Cruz Negra Vein, located 250 metres west of the Napoleon resource area, is a northwest striking vein-breccia dipping steeply to the northeast. The vein breccia consists of quartz veining and quartz cement bearing disseminated sphalerite and galena. Drilling to date has tested Cruz Negra along ~400 metres of strike and 300 metres to depth in proximity to the Josephine Vein. Additionally, hole NP-22-293 tested the potential northwest extension, returning 535 g/t AgEq over 0.76 mTW, indicating the mineralization extends for another 500 metres largely across the newly acquired claims. The drilling also shows potential for vein splays or cymoid loops carry significant silver and gold grades.

Mineralized intercepts at Cruz Negra, highlight a range of estimated true widths from 0.65-3.10 metres with grades ranging from 265 to 3,499 g/t AgEq, at the mineralized elevation. Mineralization is observed to be open at depth and to the northwest where Vizsla plans to complete detailed mapping and reinitiate drilling on the vein in the short term to explore the 500 metre gap between the open-ended intercepts

In line with Vizsla's organic-growth strategy, the company successfully negotiated the acquisition of two claims, submitted and pending record in the mining office, with total surface of 14.75 Ha which cover most of the 500 m gap between the open-ended intercepts.

Vizsla Silver will be hosting a live webcast to discuss exploration drilling in the western portion of the district at 11:00am PT on Tuesday, September 27th.  To register, please click here.

Figure 2: Longitudinal section for Cruz Negra vein showing drillhole pierce points. NP-22-287 and NP-22-293 intercepts are over 500 m NW from the NW edge of this section. (CNW Group/Vizsla Silver Corp.)

Figure 3: Cross section showing Cruz Negra vein with some cymoid loops and vein splays. (CNW Group/Vizsla Silver Corp.)

Drillhole	From	To	Downhole Length	Estimated True width	Ag	Au	Pb	Zn	AgEq	Vein

	(m)	(m)	(m)	(m)	(g/t)	(g/t)%		%	(g/t)
NP-22-257	100.50	102.00	1.50	1.00	142	1.14	0.43	3.73	357	Cruz Negra
Includes	101.40	102.00	0.60	0.40	316	2.72	0.53	6.50	734
NP-22-262	191.60	193.35	1.75	0.65	289	2.38	0.77	0.70	486	HW vein
Includes	191.60	192.15	0.55	0.20	741	5.88	0.33	1.26	1,165
NP-22-262	253.25	255.00	1.75	0.65	168	16.42	0.86	3.26	1,476	Cruz Negra
Includes	253.25	254.50	1.25	0.46	181	19.70	1.06	3.78	1,748
NP-22-266	No significant values
NP-22-267	No significant values
NP-22-274	166.05	168.90	2.85	2.09	413	1.99	0.16	0.27	541	HW vein
Includes	168.55	168.90	0.35	0.26	2,490	12.85	0.61	0.87	3,287
NP-22-274	193.30	194.50	1.20	0.88	258	1.54	0.01	0.17	357	Cruz Negra
NP-22-279	172.20	174.35	2.15	1.53	72	0.56	0.07	0.34	121	Cruz Negra
NP-22-280	205.55	207.40	1.85	1.00	187	1.40	0.15	0.39	292	Cruz Negra
NP-22-280	224.15	226.70	2.55	1.38	91	0.73	0.22	0.64	137	FW vein
NP-22-285	272.15	274.50	2.35	0.75	40	1.21	0.01	1.81	189	Cruz Negra
NP-22-287*	274.30	274.80	0.50	0.40	402	1.82	0.10	0.21	505	FW vein
NP-22-290	356.00	360.05	4.05	2.85	76	2.60	0.57	6.19	491	Cruz Negra
NP-22-293*	12.10	13.30	1.20	0.76	481	1.20	0.02	0.02	535
NP-22-294	378.85	379.85	1.00	0.70	66	0.43	1.27	3.91	265	Cruz Negra
NP-22-298	380.50	383.05	2.55	1.60	297	1.78	0.31	1.23	456	Cruz Negra

Table 1:	Downhole drill intersections from the holes reported Cruz Negra vein on the Napoleon area. Note: AgEq = Ag ppm x Ag rec. + (((Au ppm x Au rec. x Au price/gram) + (Pb% x Pb rec. x Pb price/t) + (Zn% x Zn rec. x Zn price/t))/Ag price/gram). Metal price assumptions are $20.70/oz silver, $1,655/oz gold, $1,902/t lead and$2,505/t zinc. Metallurgical recoveries applied in the calculation (93% for silver, 90% for gold, 94% for lead and 94 % for zinc), were determined for the Napoleon vein (see press release dated February 17, 2022). NP-22-287* and NP-22-293* were drilled over 500 m NW from Cruz Negra vein intercepts.

Drillhole	Easting	Northing	Elevation	Azimuth	Dip	Depth
NP-22-257	403,165	2,587,117	526	237.0	-59.0	192
NP-22-262	403,165	2,587,117	526	304.0	-60.0	414
NP-22-266	403,171	2,587,335	534	233.0	-53.2	411
NP-22-267	403,171	2,587,335	534	229.0	-44.7	354
NP-22-274	403,112	2,587,278	575	230.0	-53.2	315
NP-22-279	403,112	2,587,279	575	258.0	-52.3	342
NP-22-280	403,112	2,587,279	575	259.0	-61.3	423
NP-22-285	403,112	2,587,279	575	263.0	-67.9	423
NP-22-287	402,772	2,587,806	465	248.0	-45.0	340
NP-22-290	403,171	2,587,335	534	250.0	-59.2	417
NP-22-293	402,772	2,587,806	465	249.0	-53.3	380
NP-22-294	403,167	2,587,335	541	251.0	-65.6	480
NP-22-298	403,268	2,587,318	511	250.0	-45.5	465

Table 2:	Drillhole details for the reported drillholes. Coordinates in WGS84, Zone 13.

About the Panuco project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 6,761-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

The Panuco Project hosts an estimated in-situ indicated mineral resource of 61.1 Moz AgEq and an in-situ inferred resource of 45.6 Moz AgEq The Technical Report, titled "National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico" was filed on SEDAR on April 7, 2022, has an effective date of March 1, 2022 and was prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") by Tim Maunula, P.Geo., Principal Geologist, T. Maunula & Associates Consulting Inc and Kevin Murray, P.Eng, Manager Process Engineering, Ausenco.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla has completed over 210,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2022, Vizsla has budgeted +120,000 metres of resource/discovery-based drilling designed to upgrade and expand the maiden resource, as well as test other high priority targets across the district.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver.  The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with NI 43-101, Martin Dupuis, P.Geo., COO, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Website: www.vizslasilvercorp.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 08:00e 22-SEP-22